1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2007
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F ☑                    Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes ☐                    No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: __________.)

TSMC Secondary Offering of 240 Million ADSs Priced at US$10.68 Per Share
Hsinchu, Taiwan, R.O.C.—May 18, 2007 — TSMC (TAIEX: 2330, NYSE: TSM) today announced that in the afternoon of May 17, 2007 New York time, the Company’s secondary offering of 240 million American Depositary Shares (“ADSs”) by Royal Philips Electronics (NYSE: PHG, AEX: PHI) was priced at US$10.68 per ADS. Each TSMC ADS represents five common shares of TSMC.
The offering price of US$10.68 per ADS (equivalent to NT$71.28 per common share) represents a 5.29 percent premium to the May 17, 2007 closing price of NT$67.7 for the TSMC common shares that trade on the Taiwan Stock Exchange and no discount to the May 17, 2007 closing price of TSMC’s ADSs that trade on the New York Stock Exchange. There is no over-allotment option in connection with this offering. TSMC expects the delivery of the ADSs by Philips to occur on May 23, 2007.
The offering of the above-mentioned TSMC ADSs by Philips forms part of the multi-phased plan to facilitate an orderly exit by Philips from its shareholding in TSMC announced by TSMC and Philips on March 9, 2007.
This release does not constitute an offer of any securities for sale. Any offer or sale of securities shall only be made in accordance with the requirements of the US Securities Act of 1933.
The final prospectus relating to this offering may be obtained by persons outside the United States from Goldman Sachs International, Peterborough Court, 133 Fleet Street, London, EC4A 2BB, England or J.P. Morgan Securities Ltd., 10 Aldermanbury, London EC2V 7RF, United Kingdom (Attn: Equity Capital Markets Syndicate Desk), or, by persons in the United States, from Goldman, Sachs & Co., Attn: Prospectus Dept., 85 Broad Street, New York, NY 10004, Fax: 212 902 9316 or email at prospectus-ny@ny.email.gs.com, or J.P. Morgan Securities Inc., Chase Distribution & Support Service, Attn: Charles Buckheit/Bob Foley, 4 Chase Metrotech Center, CS Level, Brooklyn, NY 11245.
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TSMC Spokesperson:

Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602
TSMC Acting Spokesperson:

Mr. J.H. Tzeng
PR Department Manager, TSMC
Tel: 886-3-666-5028
Mobile: 0928-882607
Fax: 886-3-567-0121
E-Mail: jhtzeng@tsmc.com
For further information, please contact:

Richard C.Y. Chung
Media Relations Manager, TSMC
Tel: 886-3-666-5038
Mobile: 886-911-258751
Fax: 886-3-567-0121
E-Mail: cychung@tsmc.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: May 18, 2007	By	/s/ Lora Ho
Lora Ho Vice President & Chief Financial Officer